SCHEDULE 13D                                                  Page 1 of 16 Pages


                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         (Amendment No. ____________)*

                                UNI -MARTS, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.10 par value
                         -----------------------------
                          Title of Class of Securities

                                   904571304
                                   ---------
                                 (CUSIP Number)

   William F. Griffin, Jr., Davis, Malm & D'Agostine, P.C., One Boston Place,
   --------------------------------------------------------------------------
                            Boston, MA 617-367-2500
                            -----------------------

                 (Name, Address and Telephone Number of Person

               Authorized to Receive Notices and Communications)

                                 July 23, 2001
                                 -------------
            (Date of Event which Requires Filing of this Statement)*

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Partnership's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 2 of 16 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HP Limited Partnership EIN: 05-0502603
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            519,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             519,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      519,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 3 of 16 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Yeota Betty Haseotes
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            519,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             519,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      519,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 4 of 16 Pages
-----------------------                                  ---------------------

Item 1.  Security and Issuer

     Common Stock, $.10 par value
     Uni-Marts, Inc.
     477 East Beaver Avenue
     State College, Pennsylvania  16801

Item 2.  Identity and Background

     The names of the persons filing this Schedule are HP Limited Partnership (the "Partnership") and Yeota Betty Haseotes.

     HP Limited Partnership is a Massachusetts limited partnership, with a principal office at 80 Fairhaven Road, Cumberland, R.I. 02864. Its principal business is investing in marketable securities.

     Yeota Betty Haseotes, general partner of the Partnership, is a U.S. citizen with a residence address at 80 Fairhaven Road, Cumberland, R.I. 02864.
     Her principal business occupation is managing investments.

     Neither the Partnership nor its general partner has ever been convicted in a criminal proceeding and neither has ever been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Partnership or its general partner was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The consideration used in making the purchases consists of funds derived from the Partnership's investment portfolio.

Item 4.  Purpose of Transaction

     The shares of Common Stock purchased by the Partnership have been acquired for investment purposes. The Partnership may make additional purchases of Common Stock either in the open market or in private transactions depending upon the Partnership's evaluation of the issuer's business, prospects and financial condition, the market for the Common Stock, economic and stock market conditions and other future developments. Depending on the same factors, the Partnership may decide to sell all or part of its investment in the Common Stock although it has no current intention to do so.
     Although the purchases of shares of Common Stock have been made for investment, at some future time the Partnership may decide that it is desirable to control or otherwise influence the management and policies of the issuer, or seek to acquire the issuer, although it has no current intention to do so.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 5 of 16 Pages
-----------------------                                  ---------------------

     Subject to the foregoing, the Partnership has no present intention to advance any plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the issuer;

          (e) Any other material change in the issuer's business or corporate structure;

          (f) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (g) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

          (i)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) The Partnership owns beneficially 519,700 shares of Common Stock of the issuer, constituting 7.36% of the issued and outstanding shares of Common Stock of the issuer (based upon the number of shares outstanding on May 11, 2001, as disclosed in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 5, 2001). Of these 519,700 shares, 177,000 shares were owned by the Partnership, and 342,700 shares were subject to a Stock Purchase Agreement between the Partnership and Getty Petroleum Marketing, Inc. dated July 23, 2001, pursuant to which the Partnership has the right to acquire said shares.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 6 of 16 Pages
-----------------------                                  ---------------------

          (b) The Partnership has sole power to vote and dispose of the securities referred to in paragraph 5(a). Under the rules of the Securities and Exchange Commission, Yeota Betty Haseotes, the sole general partner of the Partnership, may also be deemed to have sole power to vote and dispose of said securities.

          (c) During the past 60 days, the Partnership effected the following transactions in the Common Stock of the issuer:

               Date                            No. Shs.  Price per Share
               ------------------------------  --------  ---------------
               July 3, 2001                      3,500        $1.75
               July 23, 2001                   100,000         1.82

          All such transactions were private negotiated purchases.

          (d) No other person is known to have the right to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of the Issuer

     Pursuant to a Stock Purchase Agreement dated July 23, 2001 between the Partnership and Getty Petroleum Marketing, Inc., the Partnership has purchased 100,000 shares of Common Stock of the issuer and has the right to acquire an additional 342,700 shares of Common Stock of the issuer.

Item 7.   Material to Be Filed as Exhibits

     See Exhibit Index.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 7 of 16 Pages
-----------------------                                  ---------------------

                                   Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     Date:  August 2, 2001    HP LIMITED PARTNERSHIP

                              By /s/ YEOTA BETTY HASEOTES
                                 ------------------------
                                   Yeota Betty Haseotes,
                                      General Partner

                                 /s/ YEOTA BETTY HASEOTES
                                 ------------------------
                                   Yeota Betty Haseotes

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 8 of 16 Pages
-----------------------                                  ---------------------

                                 EXHIBIT INDEX


           EXHIBIT              PAGE
           -------              ----

          Exhibit A    Joint Filing Agreement     9

          Exhibit B    Power of Attorney         10

          Exhibit C    Stock Purchase Agreement  11

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 9 of 16 Pages
-----------------------                                  ---------------------

                                                                     EXHIBIT A
                                                                     ---------



                             JOINT FILING AGREEMENT
                             ----------------------



     The undersigned hereby agree that a single Schedule 13D (or any amendment thereof) relating to the Common Stock of Uni-Marts, Inc., shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

     Dated:  August 2, 2001    HP LIMITED PARTNERSHIP

                              By /s/ YEOTA BETTY HASEOTES
                                 ------------------------
                                    Yeota Betty Haseotes,
                                       General Partner

                              By /s/ YEOTA BETTY HASEOTES
                                 ------------------------
                                    Yeota Betty Haseotes

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 10 of 16 Pages
-----------------------                                  ---------------------

                                                                     EXHIBIT B
                                                                     ---------



                               POWER OF ATTORNEY
                               -----------------


          The undersigned do hereby constitute and appoint Yeota Betty Haseotes, of Cumberland, R.I., as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file Schedule 13D, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.


     Dated:  August 2, 2001    HP LIMITED PARTNERSHIP

                               By /s/ YEOTA BETTY HASEOTES
                                  ------------------------
                                    Yeota Betty Haseotes,
                                       General Partner

                               By /s/ YEOTA BETTY HASEOTES
                                  ------------------------
                                    Yeota Betty Haseotes

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 11 of 16 Pages
-----------------------                                  ---------------------

                                                                     EXHIBIT C
                                                                     ---------


                            Stock Purchase Agreement


     Stock Purchase Agreement (the "Agreement"), dated as of July 23, 2001 by and between Getty Petroleum Marketing Inc., a Maryland corporation with its principal office at 125 Jericho Turnpike, Jericho, New York 11753 (the "Seller") and H P Limited Partnership, a Massachusetts limited partnership with its registered address at 80 Fairhaven Road, Cumberland, Rhode Island 02864 (the "Purchaser").

     1. Purchase and Sale of the Shares. Subject to the terms of this Agreement, the Seller hereby agrees to sell, convey, assign and deliver to the Purchaser, and the Purchaser hereby agrees to purchase, acquire and accept from the Seller, Four Hundred Forty Two Thousand Seven Hundred (442,700) shares (the "Shares") of common stock, $0.10 par value (the "Common Stock"), of Uni-Marts, Inc., a Delaware corporation with its principal executive offices at 477 East Beaver Avenue, State College, Pennsylvania 16801.

     2. Consideration. Subject to the terms of this Agreement, in consideration of the aforesaid sale, conveyance, assignment and delivery of the Shares, the Purchaser hereby agrees to deliver, or cause to be delivered, to the Seller, the purchase price of Eight Hundred Five Thousand Seven Hundred Fourteen Dollars ($805,714) in addition to any transfer or stamp tax payable thereon (the "Purchase Price"), in cash, in installments as set out on Schedule 1 attached hereto and made an integral part hereof ("Installments") representing a price per Share of One Dollar and Eighty Two Cents ($1.82).

     3. Delivery by the Purchasers. The Purchaser shall deliver each Installment on or before the date of the Installment as set out in Schedule 1, by wire transfer of immediately available funds to the following account ("Account"), pursuant to the following instructions:

                Getty Petroleum Marketing Inc.

                Brokerage Account Maintained By

                Lehman Brothers Inc.

                280 Park Avenue

                31st Floor, New York

                NY 10017

                Account Number 744-28561-13 228

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 12 of 16 Pages
-----------------------                                  ---------------------

     4. Delivery by the Seller. As soon as each Installment has been received by the Seller in the Account, the Seller shall give irrevocable instructions to the transfer agent to deliver to the Purchaser or its nominee(s) a stock certificate or certificates representing the number of Shares corresponding to that Installment as set out in Schedule 1, duly endorsed in blank or with stock powers duly executed by it, in proper form for transfer or by electronic transfer to Purchaser's account at Morgan Stanley Dean Witter & Co. which constitutes good delivery under the rules of the American Stock Exchange and
Section 8-301 of the New York Uniform Commercial Code.

     5. Representations and Agreements of the Seller. The Seller represents and warrants to the Purchaser as follows:

          a. Organization and Corporate Power. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Seller has all requisite legal and corporate power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.

          b. Authorization. All corporate action on the part of the Seller necessary for the authorization, execution, delivery and performance of this Agreement and the authorization, sale and delivery of the Shares, has been taken. This Agreement has been duly and validly executed and delivered by the Seller, and constitutes a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms. The execution of this Agreement and the performance by the Seller of its obligations hereunder do not conflict with or violate any agreement to which the Seller is a party or is bound or any law applicable to the Seller. No consent of or filing with any third party, including governmental authorities (other than disclosure forms to be filed with governmental or regulatory agencies, including Schedule 13G filing), is required for the Seller to execute and deliver this Agreement and effect the transactions contemplated by this Agreement (without giving effect to any consents or filings which may be required as a result of the status or operations of the Purchaser).

          c. Title and Related Matters. Upon delivery of the Shares as contemplated by Section 4 hereof within the State of New York, the Purchaser will acquire good title to the Shares (assuming that the Purchaser is a protected purchaser within the meaning of Section 8-303 of the New York Uniform Commercial Code) free and clear of all adverse claims (as defined in Section 8-102 of the New York Uniform Commercial Code).

          d. Evaluation of Transaction. The Seller has sufficient knowledge and experience in financial, investment and business matters so as to independently evaluate the merits of selling the Shares to the Purchaser and the Seller is able to make, and has made, an informed investment decision with respect thereto.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 13 of 16 Pages
-----------------------                                  ---------------------


     6.  Representations and Agreements of the Purchaser.  The Purchaser
         -----------------------------------------------
represents and warrants to the Seller as follows:

          a. Organization and Power. That the Purchaser is organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Purchaser has all requisite legal power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.

          b. Authorization. All actions on the part of the Purchaser necessary for the authorization, execution, delivery and performance of this Agreement have been taken. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms. The execution of this Agreement and the performance by the Purchaser of its obligations hereunder do not conflict with or violate any agreement to which the Purchaser is a party or any law applicable to the Purchaser. No consent of or filing with any third party, including governmental authorities (other than disclosure forms to be filed with governmental or regulatory agencies, including
Schedule 13D), is required for the Purchaser to execute and deliver this Agreement and effect the transactions contemplated by this Agreement (without giving effect to any consents or filings which may be required as a result of the status or operations of the Seller).

          c. Investment Representations. The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares, has independently evaluated the merits of purchasing the Shares and has made an informed, independent investment decision with respect thereto. The Purchaser has been given the opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, the Seller and its representatives
concerning the terms and conditions of an investment in the Shares.    The
Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2
(11) of the Act) thereof in violation of the Securities Act. The Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Act or an exemption from such registration is available. The Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission.

          d. Future Corporate Action. The Purchaser acknowledges and affirms that there is no agreement or understanding between the Seller and the Purchaser to act in concert, to participate in, or assist in any way whatsoever with any possible future corporate action by the Purchaser for the purpose of or with the effect of changing or influencing the control of Uni-Marts, Inc.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 14 of 16 Pages
-----------------------                                  ---------------------


      7.  Indemnification.   Purchaser agrees to indemnify and defend  Seller,
its subsidiaries, parent and affiliate companies, and their respective directors, officers, employees and agents against all claims, demands, causes of action, suits, damages, judgments, penalties and expenses including without limitation attorneys' fees and litigation costs, in respect to or relating to the transaction contemplated hereunder. Seller agrees to indemnify and defend Purchaser, its subsidiaries, parent and affiliate companies, and their respective directors, employees and agents against all claims, demands, causes of action, suits, damages, judgments, penalties and expenses including without limitation attorneys' fees and litigation costs, contesting Seller's good title to the Shares purchased hereunder and due to the fault of Seller.

     8. Binding Effect; Assignment. This Agreement is not assignable by either party, unless the prior written consent of the other party hereto is obtained. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Seller and its successors and permitted assigns with respect to the obligations of the Purchaser under this Agreement, and to the benefit of the Purchaser and its successors and permitted assigns with respect to the obligations of the Seller under this Agreement.

     9. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

     10. Entire Agreement; Waiver. This Agreement contains the entire agreement between the Seller and the Purchaser, and no modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon the Seller and the Purchaser, unless approved in writing by each of the Seller and the Purchaser.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 15 of 16 Pages
-----------------------                                  ---------------------


     11. Governing Law. This Agreement shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.


                              Seller:
                              GETTY PETROLEUM MARKETING INC.


                              By:  VINCENT DeLAURENTIS
                                   -------------------
                                   Name:  Vincent DeLaurentis
                                   Title:  President and COO

                              Purchaser:
                              H P LIMITED PARTNERSHIP


                              By:  YEOTA BETTY HASEOTES
                                   -------------------------------
                                   Name:  Yeota Betty Haseotes
                                   Title:  General Partner

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904571 30 4                                  Page 16 of 16 Pages
-----------------------                                  ---------------------



                                   SCHEDULE 1


     To Stock Purchase Agreement dated July 23, 2001 between Getty Petroleum Marketing Inc. and H P Limited Partnership




Date                                    Number of Shares        Purchase Price
---------------------                   ----------------------  ---------------

Within 2 business      Installment 1    100,000                 $182,000
days from the date
hereof.

Within 30 calendar     Installment 2    342,700                 $623,714
days from the date
hereof



                       TOTAL            442,700                 $805,714